UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,

L-2411, Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1	Press release dated December 1, 2025 related to the registrant’s filing a shelf registration statement.
2	Press release dated December 1, 2025 related to the registrant’s announcement of its submission of a binding offer to acquire the remaining 50% of Profertil S.A.

Item 1

ADECOAGRO S.A. ANNOUNCES FILING OF SHELF REGISTRATION STATEMENT

Luxembourg, December 1, 2025 – Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”) today announced that it has filed a shelf registration statement (the “Shelf Registration”) on Form F-3 with the Securities and Exchange Commission (“SEC”).

If and when declared effective by the SEC, the Shelf Registration will allow the Company to offer and sell, from time to time, up to an aggregate of $500 million of its common shares, rights to subscribe for common shares or a combination thereof, on a registered basis, subject to market conditions, the Company’s capital needs and limitations imposed by the SEC.

The price and terms of any securities offered under the Shelf Registration would be determined at the time of any such offering.

The Shelf Registration has been filed with the SEC but has not yet become effective. Securities may not be sold nor may offers to buy be accepted prior to the time that the Shelf Registration becomes effective. The Shelf Registration does not constitute a commitment by the Company to sell any specific amount of securities. Any offerings under the Shelf Registration, if made, will be subject to the Company’s discretion and applicable market conditions.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Adecoagro

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements are based on current expectations and assumptions as of the date of this release and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These forward-looking statements may include, but are not limited to, statements regarding the Company’s ability to access the capital markets, raise future financing or sell securities pursuant to the Shelf Registration. Actual results may differ materially due to market conditions and other risks discussed in the Company’s filings with the SEC. Risks and uncertainties that may cause actual results to differ include risks disclosed in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

For further information, please contact:
Victoria Cabello

IR Officer

Email: ir@adecoagro.com

Item 2

ADECOAGRO ANNOUNCES SUBMISSION OF BINDING OFFER TO ACQUIRE THE REMAINING 50% OF PROFERTIL S.A.

LUXEMBOURG, December 1, 2025/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America, announced the submission of a binding offer to acquire YPF’s 50% stake in Profertil S.A., the largest producer of granular urea in South America.

This binding offer was submitted under substantially the same terms and conditions to those previously agreed between Adecoagro and Nutrien, including a purchase price of approximately US$600 million. In relation to the acquisition of Nutrien’s 50 % interest in Profertil S.A., the main precedent conditions are fulfilled.

Adecoagro’s offer acceptance by YPF is subject of approval by YPF’s Board of Directors to be held in December 2025.

Upon consummation of this acquisition Adecoagro will become the controlling shareholder of Profertil owning 90% of the total share capital. The remaining 10% will be held by Asociación de Cooperativas Argentinas.

The Company will finance the transaction through a combination of existing cash balances, a new long term credit facility which has already been committed, and proceeds from the sale of equity.

Profertil is a low-cost producer of urea and ammonia globally. With an annual capacity of approximately 1.3 million metric tons of urea and 790 thousand metric tons of ammonia, the company supplies approximately 60% of Argentina’s urea consumption. Its state-of-the-art industrial complex located in the city of Bahía Blanca—Argentina’s most important petrochemical hub—enjoys access to competitively priced natural gas and electricity. Profertil has a fully dollarized revenue business given the export nature of the product. The company generated an average annual EBITDA of approximately US$390 million over the 2020-2024 period.

Mariano Bosch, Co-Founder and Chief Executive Officer of Adecoagro, stated: “This transaction marks a significant milestone for Adecoagro, enhancing our scale, diversifying our portfolio, and strengthening the Company’s long-term performance. Supported by our principal shareholder, we are leveraging Argentina’s competitive advantages to drive sustainable growth and value creation for our stakeholders. The acquisition of Profertil positions Adecoagro as a key supplier to the regional agricultural sector, integrating a business with robust fundamentals and consistent cash generation. Profertil’s strategic location, with direct access to Argentina’s competitive natural gas resources, further reinforces our commitment to operational excellence and long-term resilience.”

Juan Sartori, Head of Special Projects of Tether and Chairman of Adecoagro’s Board of Directors, added: “As we have consistently stated, Adecoagro combines high-quality, low-cost production assets with a strong and experienced management team. This acquisition accelerates the Company’s growth trajectory and reinforces its ability to deploy capital in a disciplined and high-return manner. At Tether, we are excited to support Adecoagro in this strategy. Profertil is a best-in-class company, essential to Argentina and South America’s agricultural production chain, and we believe its integration will significantly enhance Adecoagro’s platform by increasing exposure to sustainable, real assets that create long-term value.”

The transaction is subject to customary closing conditions and is expected to be completed by December 31, 2025. Upon completion, Profertil will be fully consolidated into Adecoagro’s operations, strengthening the Company’s integrated model and enhancing its ability to secure key inputs that are essential to the region’s agricultural and food-production sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations of offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

Adecoagro’s management will host a conference call on December 3, 2025 at 11am EST, to discuss the transaction.

Item 2

About Profertil:

Profertil is a company devoted to the production of the fertilizers needed to optimize crop yields in a sustainable manner. Equally owned by YPF and Nutrien Ltd., Profertil has its production plant located in the port of Ingeniero White, Province of Buenos Aires. There, it produces 1,320,000 tons of granulated urea annually, the main nitrogen fertilizer for the soil in the production of different oilseeds and grains. In addition, it sells other fertilizers and prepares tailor-made mixtures to provide each territory and crop with the nutrition required. It has administrative offices in Buenos Aires and logistic terminals in Bahía Blanca, Necochea, San Nicolás (Buenos Aires) and Puerto General San Martín (Santa Fe).

About Adecoagro:

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil, and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2024 and subsequent filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions.

For questions, please contact:

Adecoagro

Victoria Cabello - IR Officer

Email: ir@adecoagro.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer

Date: December 1, 2025